OBER | KALER
                           A Professional Corporation

                          Ober, Kaler, Grimes & Shriver
                                Attorneys at Law

                            120 East Baltimore Street
                         Baltimore, Maryland 21202-1643
                                  410-585-1120

                                               April 1, 1997

First Investors Multi-State Insured Tax Free Fund
95 Wall Street
New York, New York 10005

         Re:      FIRST INVESTORS MULTI-STATE INSURED TAX FREE FUND

  Gentlemen:

         We have acted as special Maryland counsel for First Investors Multi-State Insured Tax Free Fund (the "Fund"). The Fund is an open-end diversified management investment company, commonly called a mutual fund. As described in the prospectus of the Fund (the "Prospectus"), the Fund offers seventeen (17) separate series of shares, one of which is the First Investors Multi-State Insured Tax Free Fund - Maryland Fund (the "Maryland Fund").

         You have advised us that the Maryland Fund intends to qualify as a "regulated investment company" under Part I of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). We express no opinion as to whether the Maryland Fund qualifies as a regulated investment company under Part I of Subchapter M of the Code, and we have not been furnished with any IRS ruling letter or opinion of counsel as to the status of the Maryland Fund as a regulated investment company. If in any year the Maryland Fund fails to qualify as a regulated investment company, it would incur Maryland corporate income tax on its taxable income for that year and distributions generally would be taxable as ordinary income to the shareholders.

         In rendering our opinion, we have assumed that the Maryland Fund qualifies as a regulated company under Part I of Subchapter M of the Code and that dividends paid by the Maryland Fund and designated as exempt-interest dividends as required by Section 852(b)(5) of the Code will qualify as interest excludable from a shareholder's gross income for federal income tax purposes under Section 103 of the Code. In addition, we have assumed that the obligations that are acquired by the Maryland Series have been or

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will be issued in strict  compliance with all  requirements of Maryland law and, where applicable, Federal law.

         Section 10-203 of the Tax-General Article of the Annotated Code of Maryland (the "Tax-General Article") establishes the rule that an individual's Maryland adjusted gross income is the "individual's federal adjusted gross income" as determined under the Code, with certain adjustments. For this purpose, the term, "individual" is defined to include fiduciaries. Section 10-101 of the Tax-General Article. Sections 10-301 and 10-304 of the Tax-General Article provide that a corporation's Maryland taxable income is its federal taxable income for the taxable year with certain adjustments. Thus, exempt-interest dividends paid by the Maryland Fund and excludable from federal adjusted gross income under Sections 852 and 103(a) of the Code, are exempt from Maryland state and local income taxes, absent an adjustment provision to the contrary.

         Exempt-interest dividends paid by the Maryland Fund and attributable to Maryland obligations are not an addition to federal adjusted gross income and are, therefore, exempt from Maryland income taxation. See Maryland Income Tax Division, Administrative Release No. 5 (January 1, 1989, as revised May 1,
1991); see also, Opinion of the Attorney General, Opinion No. 83-050, 68 Op. Atty. Gen. 410 (1983) (income derived from interest on Maryland obligations owned by a mutual fund receives "pass-through" treatment and, as a result, is exempt from Maryland income taxation when received by a shareholder of the mutual fund). However, Section 10-204(b) of the Tax-General Article provides that, in computing Maryland net income, there is added to Federal adjusted gross income "interest or dividends, less related expenses, attributable to an obligations or security of: (1) another state; or (2) a political subdivision or authority of another state." The same addition applies to corporations. Section 10-305(d)(1) of the Tax-General Article. Accordingly, exempt-interest dividends paid by the Maryland Fund to its shareholders which are attributable to interest on obligations of states other than Maryland are subject to Maryland income taxation, whereas exempt-interest dividends paid by the Maryland Fund to its shareholders which are attributable to interest on Maryland obligations are exempt from Maryland income taxation.

         If included in federal adjusted gross income, interest or dividends attributable to an obligation of the United States or an obligation of an authority, commission, instrumentality, possession or territory of the United States ("United States Obligation") is subtracted from federal adjusted gross income of a Maryland resident in determining Maryland adjusted gross income.
Section 10-207(c) of the Tax-General Article. The same subtraction applies to corporations. Section 10-307(f) of the

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Tax-General  Article.  This  subtraction  is  expressly  made  applicable  to  a
distribution  or  dividend   attributable  to  interest  from  a  United  States
Obligation by a mutual fund to an individual or a corporation. Sections 10-207(c-1) and 10-307(g)(4) of the Tax-General Article. Thus, distributions or dividends from the Maryland Fund attributable to interest or dividends derived from an obligation of the United States or an obligation of an authority, commission, instrumentality, possession or territory of the United States will be exempt from Maryland state and local income taxes.

         Section 10-207(j) of the Tax-General Article provides a subtraction to compute Maryland adjusted gross income for "profit realized from the sale or exchange of a bond issued by the State or a political subdivision of the State." The same subtraction applies to corporations. Section 10-307(g)(1) of the Tax-General Article. This subtraction applies to a distribution or dividend by a mutual fund attributable to profit realized from the sale or exchange of a bond issued by Maryland or a political subdivision of Maryland. Maryland Income Tax Division, Administrative Release No. 5. Thus, the portion of the Maryland Fund's dividends or distributions that represent gain from the sale of an obligation or a political subdivision of Maryland will be subtracted from federal taxable income to determine a shareholder's Maryland taxable income.

         In Doneski v. Comptroller, 605 A.2d 649 (Md. Ct. Spec. App. 1992), the Maryland Court of Special Appeals held that the State of Maryland's taxation of gains realized from the sale of United States government obligations was impermissible. Thus, in general, such gain must be subtracted from federal taxable income to determine Maryland taxable income. It follows, therefore, that the portion of a mutual fund's dividends or distributions paid to its' shareholders which represents gain from the sale or exchange of an United States government obligation should be subtracted from federal taxable income in determining a shareholder's Maryland taxable income.

         The Maryland Court of Appeals has held that a repurchase agreement is in substance a loan from a mutual fund, secured by a pledge of tax-free government obligations. Comptroller v. First United Bank & Trust Co., 578 A.2d 192 (Md. Ct. App. 1990). The income realized on a repurchase agreement is therefore not earned on tax-free government obligations, and will be subject to Maryland income tax.

         Gain realized by a shareholder from the sale or other disposition of his shares of the Maryland Fund is taxable for federal income tax purposes. Maryland provides no subtraction for such gains. Therefore, the gain realized upon the sale or other disposition of shares of the Maryland Fund is taxable for Maryland income tax purposes.

         Under Section 265(a)(2) and (4) of the Code, interest on indebtedness incurred or continued to purchase or carry obligations distributing tax-exempt interest or shares of a "regulated investment company" paying exempt-interest dividends is not deductible for Federal income tax purposes. Maryland law does not provide a subtraction for interest on such indebtedness.

         Maryland presently imposes income tax on individuals with respect to items of tax preference with reference to such items as defined in the Code.
Section 10-222 of the Tax-General Article. For taxable years beginning after December 31, 1986, interest paid on certain private activity bonds constitutes a tax preference pursuant to Section 57(a)(5) of the Code. Accordingly, if the Maryland Fund held such bonds, 50% of the interest would be taxable by Maryland under the provisions of Section 10-205(f) of the Tax-General Article (to the extent such interest and other specified items exceed a threshold amount, and thus constitute a tax preference).

         Based upon the foregoing, we are of the opinion that:

         1. Holders of the Maryland Fund who are subject to Maryland state and local income tax will not be subject to tax in Maryland on Maryland Fund dividends to the extent that such dividends qualify as exempt-interest dividends of a regulated investment company under Section 852(b)(5) of the Code and which are attributable to (i) interest on tax-exempt obligations of the State of Maryland or its political subdivisions or authorities, (ii) interest on obligations of the United States or an authority, commission, instrumentality, possession or territory of the United States, or (iii) gain realized by the Maryland Fund from the sale or exchange of obligations issued by Maryland, a political subdivision of Maryland, or the United States or an authority, commission, or instrumentality of the United States.

         2. To the extent that distributions of the Maryland Fund are attributable to sources other than those described above, such as (i) interest on obligations issued by states other than Maryland or (ii) income from repurchase contracts, such distributions will not be exempt from Maryland state and local income taxes. In addition, gain realized by a shareholder upon a redemption or exchange of Maryland Fund shares will be subject to Maryland taxation.

         3. In the event the Maryland Fund fails to qualify as a "regulated investment company" as defined in the Code, the Maryland Fund would be subject to Maryland corporate income tax and distributions would generally be taxable as ordinary income to the shareholders.

         4. Maryland presently includes in net taxable income items of tax preferences as defined in that Code. Interest paid on certain private activity bonds constitutes a tax preference. Accordingly, subject to a threshold amount, 50% of any distributions of the Maryland Fund attributable to such private activity bonds will not be exempt from Maryland state and local income taxes.

         5. Interest on indebtedness incurred (directly or indirectly) by a shareholder of the Maryland Fund to purchase or carry shares of the Maryland Fund will not be deductible for Maryland state and local income tax purposes to the extent such interest is allocable to exempt-interest dividends.

         This letter is not be construed as a prediction of a favorable outcome with respect to any issue for which no favorable prediction is made herein, or as a guaranty of any tax result, or as offering any assurance or guaranty that a Maryland state taxing authority might not differ with our conclusions, or raise other questions or issues upon audit, or that such action may not be judicially sustained.

         We have not examined any of the assets to be deposited in and held by the Maryland fund, and express no opinion as to whether the interest on any such assets would in fact be tax exempt if directly received by a shareholder; nor have we made any review of the proceedings relating to the issuance of Maryland or non-Maryland obligations.

         We hereby consent to the filing of this opinion as an exhibit to, and further consent to the use of our name and reference of our firm in Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of First Investors Multi-State Insured Tax Free Fund and the Prospectus. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

                                               Very truly yours,

                                               OBER, KALER, GRIMES & SHRIVER,
                                               A Professional Corporation

                                               By: /s/Bruce H. Jurist

                                                      Bruce H. Jurist